Exhibit 99.1

Inspira™ Collaborates with New York’s Westchester Medical Center to Evaluate the INSPIRA™ ART100 Functionality and Performance in Clinical Scenarios

Ra’anana, Israel, December 4, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira Technologies”, “Inspira” or the “Company”), a groundbreaking life support technology company, entered into a strategic collaboration with Westchester Medical Center in Valhalla, New York. Westchester Medical Center, the flagship hospital in the Westchester Medical Center Health Network, will evaluate the performance and effectiveness of the new U.S. Food and Drug Administration (FDA) cleared INSPIRA ART100 systems in various real-world clinical scenarios, exposing Inspira’s products and technologies to leading physicians and medical institutions.

The strategic collaboration allows for Westchester Medical Center, a premier provider of advanced medical care, and Inspira Technologies, a pioneer of breakthrough technologies, to advance critical patient care with the deployment of Inspira’s proprietary INSPIRA ART100 systems. The parties have entered the strategic collaboration with the intention to mutually explore a long-term collaboration towards the future deployment of Inspira’s next-generation flagship technology, its INSPIRA™ ART system, which is currently in development and which is being designed to treat acute respiratory failure by elevating declining oxygen saturation levels in minutes without mechanical ventilators.

“We are thrilled to supply Westchester Medical Center with our FDA-cleared INSPIRA ART100 systems,” Joe Hayon, co-founder and President of Inspira Technologies. “We believe that this collaboration validates the growing interest in our innovative technology and also provides us with an opportunity to demonstrate its capabilities in one of New York’s premier medical networks.”

David Spielvogel, MD, Section Chief of Cardiothoracic Surgery, Westchester Medical Center, said: “This partnership exemplifies Westchester Medical Center’s commitment to investing in innovative technologies to provide the highest, safest, and most effective care. By integrating this technology we aim to enhance our treatment of acute respiratory failure and improve patient outcomes. As one of the few centers in New York State performing Cardiopulmonary Bypass (CPB) and Extracorporeal Membrane Oxygenation (ECMO), we are uniquely positioned to leverage this advanced technology for the benefit of our patients.”

About Westchester Medical Center Health Network

The Westchester Medical Center Health Network (WMCHealth) is a 1,700-bed healthcare system headquartered in Valhalla, New York, with nine hospitals on seven campuses spanning 6,200 square miles of the Hudson Valley. WMCHealth employs more than 12,000 people and has nearly 3,000 attending physicians. The Network has Level I (adult and pediatric), Level II and Level III trauma centers, the region’s only acute care children’s hospital, an academic medical center, several community hospitals, dozens of specialized institutes and centers, Comprehensive and Primary Stroke Centers, skilled nursing facilities, home-care services and one of the largest mental health systems in New York State. Today, WMCHealth is the pre-eminent provider of integrated health care in the Hudson Valley. For more information about WMCHealth, visit WMCHealth.org or follow WMCHealth on Facebook, Instagram, LinkedIn, YouTube, and X.

About Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilators, with patient being awake during treatment. The INSPIRA ART is being equipped with clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, and potentially supporting physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX orbiting Oxygen Delivery System and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential of the collaboration to enable the advancement of critical patient care, the prospective long-term collaboration in deploying the INSPIRA™ ART System, the belief that this collaboration validates the growing interest in the Company’s innovative technology and provides the Company with an opportunity to demonstrate its capabilities in one of New York’s premier medical networks, the belief that this collaboration exemplifies Westchester Medical Center’s commitment to investing in innovative technologies, that Westchester Medical Center aims to enhance its treatment of acute respiratory failure and improve patient outcomes through the integration of this technology and the belief that Westchester Medical Center is uniquely positioned to leverage this advanced technology for the benefit of its patients. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-120

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